Exhibit 99.1

Brookfield Asset Management

PROXY CLASS A LIMITED VOTING SHARES

PROXY, solicited by management, for the Annual and Special Meeting of Shareholders of Brookfield Asset Management Inc. to be held on Friday, June 15, 2018 at 10:30 a.m., Eastern Daylight Time (EDT), and at all adjournments thereof.

The undersigned holder of Class A Limited Voting Shares of Brookfield Asset Management Inc. (the “Corporation”) hereby appoints FRANK J. MCKENNA, or failing him J. BRUCE FLATT, (or in lieu thereof                                        ), as proxy of the undersigned to attend and vote, in respect of all the Class A Limited Voting Shares registered in the name of the undersigned, at the Annual and Special Meeting of Shareholders of the Corporation to be held on Friday, June 15, 2018, and at any adjournments thereof, on the following matters:

1.	Election of Directors (Mark either For or Withhold for each of the following eight nominees)

		For	Withhold		For	Withhold

	01 – M. Elyse Allan	☐	☐	05 – Rafael Miranda	☐	☐

	02 – Angela F. Braly	☐	☐	06 – Youssef A. Nasr	☐	☐

	03 – Murilo Ferreira	☐	☐	07 – Seek Ngee Huat	☐	☐

	04 – Frank J. McKenna	☐	☐	08 – Diana L. Taylor	☐	☐

2.	Appointment of the External Auditor (Mark either (a) or (b))

	(a)	☐	FOR the appointment of Deloitte LLP as the external auditor and authorizing the directors to set its remuneration; or

	(b)	☐	WITHHOLD from voting in the appointment of Deloitte LLP as the external auditor and authorizing the directors to set its remuneration.

3.	Say on Pay Resolution (Mark either (a) or (b))

	(a)	☐	FOR the Say on Pay Resolution set out in the Corporation’s Management Information Circular dated May 1, 2018; or

	(b)	☐	AGAINST the Say on Pay Resolution set out in the Corporation’s Management Information Circular dated May 1, 2018.

4.	Plan Amendment Resolution (Mark either (a) or (b))

	(a)	☐	FOR the Plan Amendment Resolution; or

	(b)	☐	AGAINST the Plan Amendment Resolution.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the Notice of Meeting and on all other matters that may properly come before the meeting. Unless otherwise specified above, the shares represented by this proxy will be voted by the persons whose names are printed above for the election as directors of all nominees for election by holders of the Class A Limited Voting Shares, for the appointment of Deloitte LLP as the external auditor, for the Say on Pay Resolution and for the Plan Amendment Resolution set out in the Corporation’s Management Information Circular dated May 1, 2018.

Name of Shareholder:

Number of Class A Limited Voting Shares:

                                                              Date:              , 2018

Signature

NOTES:

1.	If this proxy is not dated in the space provided, it will be deemed to be dated as of the date on which it was mailed to you by management of the Corporation.

2.	If the shareholder is an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

3.	This proxy will not be valid, acted upon or voted on unless it is completed as outlined herein and submitted via one of the below options by 5:00 p.m. (EDT) on Wednesday, June 13, 2018 or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the meeting:

If voting by mail or fax: sign and deposit this proxy with the Secretary of the Corporation c/o AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile to 416-368-2502 or 1-866-781-3111.

If voting by telephone: call toll-free at 1-888-489-5760. A shareholder will be prompted to provide the control number printed below the preprinted name and address. The telephone voting service is not available on the day of the meeting, and registered shareholders may not appoint a person as proxyholder other than the management nominees named in this form of proxy when voting by telephone.

4.	A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint and delivering the completed proxy to the Secretary of the Corporation, as set out above.

5.	Reference is made to the Corporation’s Management Information Circular dated May 1, 2018 for further information regarding completion and use of this proxy and other information pertaining to the meeting, including the right of a shareholder to cumulate his or her votes in the election of directors. Unless otherwise directed by the shareholder who has given the proxy, management intends to cast the votes to which the Class A Limited Voting Shares represented by such proxy are entitled equally among the proposed nominees for election by the holders of Class A Limited Voting Shares.

6.	If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.

7.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.